Filed by Alltel Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities and Exchange Act of 1934, as amended

Subject Company: Western Wireless Corporation

Commission File No.: 333-123596

Press Release of Alltel Corporation dated July 11, 2005

For additional information contact:	Andrew Moreau 501-905-7962
Vice President - Corporate Communications
andrew.moreau@alltel.com

Rob Clancy 501-905-8991
Vice President - Investor Relations
rob.clancy@alltel.com

Release Date:	July 11, 2005

FCC approves Alltel merger with Western Wireless

LITTLE ROCK, Ark. - Alltel today announced that the Federal Communications Commission has approved the company's merger with Western Wireless Corporation. The FCC order contains no conditions beyond the divestitures required by the U.S. Department of Justice on July 6.

The Justice Department approved the merger contingent upon divesting 16 markets in Arkansas, Kansas and Nebraska now owned and operated by Western Wireless. The divestiture includes all the assets - licenses, retail stores, employees and cell sites - used to operate the CDMA (Code Division Multiple Access) wireless business in those markets. The company also will divest the Cellular One brand that is owned by Western Wireless.

"Chairman Martin demonstrated admirable leadership during the FCC's review of this transaction. The commission was thorough and thoughtful, yet still beat its 180-day merger review period by almost a month," Alltel President and CEO Scott Ford said. "This transaction should provide Alltel with the opportunity to deliver greater value, innovation and service to our customers across the country."

Western Wireless has scheduled a shareholder vote on the merger for July 29, and the companies expect to close the merger shortly thereafter.

Alltel is a customer-focused communications company with more than 13 million customers in 27 states and $8 billion in annual revenues.

Alltel claims the protection of the safe-harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to uncertainties that could cause actual future events and results to differ materially from those expressed in the forward-looking statements. These forward-looking statements are based on estimates, projections, beliefs, and assumptions and are not guarantees of future events and results. Actual future events and results may differ materially from those expressed in these forward-looking statements as a result of a number of important factors. Representative examples of these factors include (without limitation) adverse changes in economic conditions in the markets served by Alltel; the extent, timing, and overall effects of competition in the communications business; material changes in the communications industry generally that could adversely affect vendor relationships with equipment and network suppliers and customer relationships with wholesale customers; changes in communications technology; the risks associated with pending acquisitions and the integration of acquired businesses; adverse changes in the terms and conditions of the company's wireless roaming agreements; the uncertainties related to Alltel's strategic investments; the effects of litigation; and the effects of federal and state legislation, rules, and regulations governing the communications industry. In addition to these factors, actual future performance, outcomes, and results may differ materially because of more general factors including (without limitation) general industry and market conditions and growth rates, economic conditions, and governmental and public policy changes.

-end-

Alltel, NYSE: AT

www.alltel.com

Additional Information and Where to Find It
In connection with Alltel's proposed acquisition of Western Wireless, Western Wireless and Alltel have filed relevant materials with the Securities and Exchange Commission (“SEC”), including a registration statement on Form S-4, as amended, that contains a definitive prospectus and a proxy statement. INVESTORS AND SECURITY HOLDERS OF ALLTEL AND WESTERN WIRELESS ARE URGED TO READ THE PROXY STATEMENT AND PROSPECTUS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT ALLTEL, WESTERN WIRELESS AND THE MERGER. The proxy statement, prospectus and other relevant materials, and any other documents filed by Alltel or Western Wireless with the SEC may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Alltel by directing a written request to: Alltel, One Allied Drive, Little Rock, Arkansas 72202, Attention: Investor Relations or Western Wireless, 3650 131st Avenue S.E., Bellevue, Washington 98006, Attention: Investor Relations. Investors and security holders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the merger.

Participants In Solicitation
Alltel, Western Wireless and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Western Wireless and Alltel in connection with the merger. Information about those executive officers and directors of Alltel and their ownership of Alltel common stock is set forth in Alltel's Amendment No. 1 to Form 10-K/A for the year ended December 31, 2004, which was filed with the SEC on June 21, 2005, and the proxy statement for Alltel's 2005 Annual Meeting of Stockholders, which was filed with the SEC on March 2, 2005. Information about the executive officers and directors of Western Wireless and their ownership of Western Wireless common stock is set forth in the proxy statement and prospectus for Western Wireless' 2005 Annual Meeting of Shareholders, included in the registration statement on Form S-4, which was filed with the SEC on June 21, 2005. Investors and security holders may obtain additional information regarding the direct and indirect interests of Alltel, Western Wireless and their respective executive officers and directors in the merger by reading the proxy statement and prospectus regarding the merger.